FOR IMMEDIATE RELEASE

PRESS RELEASE CORRECTION

(Santiago, Chile, April 5, 2010) Madeco S.A. (“Madeco” or “the Company”) (Public, OTC: MADKY; prior NYSE ticker: MAD) reported the following information to the Superintendencia de Valores y Seguros (Chilean Securities and Insurance Superintendency, or “SVS”):

On March 23, 2010, the Company published in Chile that the dividend, which will be proposed to the Annual Shareholders’ Meeting, would be paid starting from April 30, 2010, to all the Shareholders on the Company’s register of April 24, 2010. Nonetheless, it should have been posted that the dividend would be paid starting from May 3, 2010, to all Shareholders on the Company’s register of April 26, 2010.

In all other matters, the content published in the latest Press Release is still valid.

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For further information contact:
Jose Luis Valdes
Head of Investor Relations
Tel. : (56 2) 520-1388
Fax : (56 2) 520-1158
E-mail : ir@madeco.cl
Web Site : www.madeco.cl

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Madeco, previously Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open corporation under the laws of the Republic of Chile, and today has operations in Chile, Peru, and Argentina. Madeco is considered, a Latin American leader, in the manufacture of finished and semi-finished products in copper, copper alloys and aluminum. The Company is also a leader in the production of flexible packaging used in packing mass consumption products like foods, sweets and cosmetics.

Readers are warned not to place too much reliance on the future declarations contained in the above text, which are based on the position today. The Company is under no obligation to announce publicly the results of revisions to those declarations about the future which might be made to reflect events or circumstances after today including, but without limitation, changes in the Company’s strategy or in its capital expenses, or to reflect the occurrence of unforeseen events.